EXHIBIT 99.2

For Immediate Release	Date: March 15, 2017
17-11-TR

Teck Announces Appointment of Jeff Hanman as
Vice President, Corporate Affairs

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the appointment of Jeff Hanman as Vice President, Corporate Affairs.

“Jeff brings to the role a strong background in strategic communications,” said Don Lindsay, President and CEO. “His leadership will be key to clearly and effectively communicating our activities and priorities with our stakeholders and conveying our strong track record of sustainability performance.”

In addition to his work with Teck, Mr. Hanman serves as Treasurer and Vice-chair of the Mining Association of British Columbia and as Co-chair of Mining for Miracles, the B.C. mining industry’s charity of choice in support of B.C. Children’s Hospital.

Mr. Hanman joined Teck in April 2011, and most recently held the position of Head, Corporate Affairs. Before joining Teck, he held the position of Deputy Chief of Staff, Policy Coordination and Issues Management, with the Office of the Premier of British Columbia.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com